Medgenics Inc
Ordinary  Shares and Warrants
(Title of Class of Securities)
58436Q203 (CUSIP Number)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
13th  February 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e)
240.13d-1(f) or 240.13d-1(g), check the following box
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the AcT
CUSIP No. 000000000
1NAMES OF REPORTING PERSONS I.R.S.IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY)
Legal & General Group Plc (Group)
Legal & General Investment Management Limited (LGIM)
Legal & General Group Plc (L&G)
Legal & General Assurance Society Limited (LGAS & LGPL)
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)x
(b)
3SEC USE ONLY
4SOURCE OF FUNDS (see instructions)
5CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS2(d)oR2(e)
CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
7.SOLE VOTING POWER
NUMBER OF SHARES 1,087,500
8.SHARED VOTING POWER
BENEFICIALLY1,087,500
OWNED BY
EACH
9.SOLE DISPOSITIVE POWER
REPORTING
10.SHARED DISPOSITIVE POWER
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,087,500
12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (see instructions)
13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)6.04%
14.TYPE OF REPORTING PERSON (see instructions)IV
CUSIP No. 58436Q203
Item 1.  Security and Issuer.
Medgenics, Inc.
555 California Street, Suite 311
San Francisco, California 94104
Phone: +415.568.2245
Fax: +415.568.2104
Ordinary Shares and Warrants
Item 2.Identity and Background.
Legal and General Investment Management Limited One Coleman
Street, London, United Kingdom
Investment Management Company
Item 3. Source or Amount of Funds or Other Consideration.
Ordinary Shares cost2,411,919.41 (GBP) Warrants cost0.72
Item 4.  Purpose of Transaction.
The acquisition by any person of additional securities of the issuer, or the disposition of
securities of the issuer;
Item 5.  Interest in Securities of the IssueR.
Legal and General Investment Management Limited= 725,000 Ordinary
Shares and 362,500 Warrants
Total= 1,087,500
Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits.
CUSIP No. 58436Q203
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the
information set forth in this statement is true, complete
and correct.
COMPANY NAME
Legal and General Investment Management
Limited
Ms Angela Hayter
21.02.2013